UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                         Texas Mineral Resources Corp.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   882672108
                                (CUSIP Number)

                        Bernard Masters, General Counsel
                    Navajo Transitional Energy Company, LLC
                         4801 N. Butler Ave., Bldg 200
                              Dallas, Texas  75201
                                (801)  652-6596
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 1, 2019
              (Date of Event which Requires Filing of this Statement)


This Schedule is filed pursuant to Rule 13d-1(d).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Navajo Transitional Energy Company, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
     (a) [ ]
     (b) [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (see instructions)
     WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Navajo Nation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
    10,111,883 shares of Common Stock

8.  SHARED VOTING POWER
    0

9.  SOLE DISPOSITIVE POWER
    10,111,883  shares of common stock

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,111,883 shares of Common Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.66% (Based on, 46,686,252 shares of Common Stock outstanding as of July 19, 2019 as reported in the Issuers periodic reports.)

14.  TYPE OF REPORTING PERSON (see instructions)
     OO limited liability company organized under the Navajo Nation Limited Liability Company Act.

Item 1.Security and Issuer.

    The name of the issuer is Texas Mineral Resources Corp. (TMRC).

    The principal executive office of the Issuer is 516 South
    Spring Avenue, Tyler, Texas  75702.

    This Schedule 13D relates to the Common Stock of the Issuer.

Item 2.Identity and Background.

     Navajo Transitional Energy Company, LLC (NTEC) is a limited liability company formed under the Navajo Nation Limited Liability Company Act.

     The sole member of NTEC is the Navajo Nation.

     The principal business of NTEC is the creation and transmission of energy. NTEC owns the Navajo Coal Mine and produces coal that supplies the Four Corners Power Plant.

     The principal office address of NTEC is 4801 N. Butler Avenue, Building 200, Dallas, Texas 75201.

Item 3.Source or Amount of Funds or Other Consideration.

    The source of the funds is NTECs working capital.

Item 4.Purpose of Transaction.

     NTEC has purchased the Common Stock of the Issuer to establish an ownership position in the Issuer as a joint venture participant in a joint venture with USA Rare Earth, LLC, to develop the Round Top Deposit, as described in the periodic reports of the Issuer filed with the Securities and Exchange Commission.

     NTEC also has membership interests in USA Rare Earth, LLC.

Item 5.Interest in Securities of the Issuer.

     10,111,883 shares of Common Stock

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     NTEC and the Issuer are parties to a Subscription Agreement dated August 1, 2019, providing that for so long as NTEC holds at least 2,555,813 shares of Common Stock, NTEC will have the right to appoint two nominees to the board of directors of the Issuer.

Item 7.Material to Be Filed as Exhibits.
     None

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        Date: August 12, 2019
                	Navajo Transitional Energy Company, LLC

                        By:   /s/ Bernard Masters
	         	Bernard Masters, General Counsel